UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                           For the month of March 2004


                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                        Yes|_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b):
                                 ----------------------

         The following document is being filed with this 6-K report and is attached hereto.


Press Release dated 26 March 2004 announcing dividend proposal

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 QUINENCO S.A.


                                      By: /s/ Luis Fernando Antunez
                                          -------------------------------------
                                          Name:  Luis Fernando Antunez
                                          Title: Authorized Representative


Dated: March 26, 2004

[LOGO] QUINENCO S.A.


FOR IMMEDIATE RELEASE


For further information contact:


Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl


    QUINENCO PROPOSES FINAL DIVIDEND DISTRIBUTION OF Ch$6.21 PESOS PER SHARE

March 26, 2004 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported today that its Board of Directors has proposed a final dividend distribution of Ch$6,703,101,992, equivalent to Ch$6.20807 pesos per share. The proposal will be put forth at the Company's General Ordinary Shareholders Meeting to be held on April 30, 2004.

At the Board of Directors meeting, which was held on March 25, 2004, the Board proposed that 50% of 2003 net profits or Ch$18,847,424,544 equivalent to Ch$17,45552 per share be distributed among its 1,079,740,079 common shares, as follows:

      o Interim dividend N(degree)14 of Ch$12,144,322,552, equivalent to Ch$11.24745 pesos per share paid on January 9, 2004 and

      o An additional and final dividend of Ch$6,703,101,992, equivalent to Ch$6,20807 pesos per share.

If the final dividend proposal is accepted at the General Ordinary Shareholders Meeting, it will be payable on May 11, 2004.



Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

                                        #